                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE TO/A

                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 4)

                             MCCOMBS REALTY PARTNERS
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                        AIMCO PROPERTIES, L.P. - OFFEROR
--------------------------------------------------------------------------------
 (Names of Filing Persons (Identifying Status as Offeror, Issuer or
                                 Other Person)

                            LIMITED PARTNERSHIP UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Martha J. Long
                             Senior Vice President
                   Apartment Investment and Management Company
                  4582 South Ulster Street Parkway, Suite 1100
                             Denver, Colorado 80237

                                 (303) 757-8081
--------------------------------------------------------------------------------
                  (Name Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy To:

                                Gregory M. Chait
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            CALCULATION OF FILING FEE

        Transaction Valuation*                            Amount of Filing Fee**
        ----------------------                           ----------------------
             $73,550                                             $5.95

*   For purposes of calculating the fee only.

**  Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                           Filing Party:

Form or Registration No.:                         Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer        [ ]  going-private transaction subject
         subject to Rule 14d-1.               to Rule 13e-3.

     [ ] issuer tender offer subject     [ ]  amendment to Schedule 13D under
         to Rule 13e-4.                       Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

                             TENDER OFFER STATEMENT

         This amendment amends the Tender Offer Statement on Schedule TO filed by AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), in connection with its tender offer to purchase outstanding units of limited partnership interest of McCombs Realty Partners, a California limited partnership, at a price of $10.00 per unit in cash, subject to the conditions set forth in the amended and restated Offer to Purchase, dated December 17, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and Acknowledgment and Agreement are filed with this Schedule TO as Exhibits (a)(7), (a)(8) and (a)(9), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

         On February 13, 2004, AIMCO Properties announced that it was extending the expiration date of the offer from midnight New York time on February 13, 2004, to midnight New York time February 27, 2004. A copy of that press release extending the offer is filed with this Schedule TO as Exhibit (a)(13).

         This Amendment No. 4 amends Items 4 and 12 of the Tender Offer Statement on Schedule TO, filed previously by AIMCO Properties.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) The information set forth under "SUMMARY TERM SHEET" and "THE OFFER" in the Offer to Purchase and the information set forth in the related Letter of Transmittal is incorporated herein by reference.

         On February 13, 2004, AIMCO Properties announced that it was extending the expiration date of the offer from midnight New York time on February 13, 2004, to midnight New York time February 27, 2004. A copy of that press release extending the offer is filed with this Schedule TO as Exhibit (a)(13). AIMCO Properties reserves the right to further extend the offer, to amend the offer or to terminate the offer, in each case in its discretion and in accordance with the terms of the Offer to Purchase, as amended.

ITEM 12. EXHIBITS.

(a)(1) Offer to Purchase limited partnership units of McCombs Realty Partners, dated December 3, 2003. (Previously filed)

(a)(2) Letter of Transmittal and related instructions, dated December 3, 2003 (included as Annex II to the Offer to Purchase attached as Exhibit (a)(1)).

(a)(3)            Acknowledgement and Agreement, dated December 3, 2003.
                  (Previously filed)

(a)(4) Letter, dated December 3, 2003, from AIMCO Properties to the limited partners of McCombs Realty Partners. (Previously filed)

(a)(5) Annual Report of AIMCO Properties for the year ended December 31, 2002 filed on Form 10-K on March 25, 2003 is incorporated herein by reference.

(a)(6) Quarterly Report of AIMCO Properties for the quarter ended September 30, 2003 filed with the Commission on Form 10-Q on November 14, 2003 is incorporated herein by reference.

(a)(7) Amended and Restated Offer to Purchase limited partnership units of McCombs Realty Partners, dated December 17, 2003. (Previously filed)

(a)(8) Amended and Restated Letter of Transmittal and related instructions, dated December 17, 2003 (included as Annex II to the Offer to Purchase attached as Exhibit (a)(7)).

(a)(9) Amended and Restated Acknowledgement and Agreement, dated December 17, 2003. (Previously filed)

(a)(10) Letter, dated December 17, 2003, from AIMCO Properties to the limited partners of McCombs Realty Partners. (Previously filed)

(a)(11) Letter, dated January 15, 2004, from AIMCO Properties to the limited partners of McCombs Realty Partners. (Previously filed)

(a)(12)           Press Release of January 30, 2004. (Previously filed)

(a)(13)           Press Release of February 13, 2004.

(b)(1) Fifth Amended and Restated Credit Agreement, dated as of February 14, 2003, by and among AIMCO, AIMCO Properties, AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A., and each lender from time to time party thereto (Exhibit 10.35.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 is incorporated herein by reference).

(b)(2) Form of First Amendment to Fifth Amended and Restated Credit Agreement, dated as of May 9, 2003, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A. and the Lenders listed therein (Exhibit 10.1 to Aimco's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 is incorporated herein by this reference).

(b)(3) Form of Third Amendment to Fifth Amended and Restated Credit Agreement, dated as of September 30, 2003, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings,

                  Inc., NHP Management Company, Bank of America, N.A. and the Lenders listed therein (Exhibit 10.2 to Aimco's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 is incorporated herein by this reference).

(d)               Not applicable

(g)               None.

(h)               None.

                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2004

                                   AIMCO PROPERTIES, L.P.

                                   By:      /s/ Martha J. Long
                                       ----------------------------------------
                                       Senior Vice President

                                   AIMCO-GP, INC.

                                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY

                                   By:          /s/ Martha J. Long
                                       ----------------------------------------
                                       Senior Vice President of each of the
                                       foregoing entities

                                  EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION
-----------       -----------
(a)(1)            Offer to Purchase limited partnership units of McCombs Realty
                  Partners, dated December 3, 2003. (Previously filed)

(a)(2)            Letter of Transmittal and related instructions, dated December
                  3, 2003 (included as Annex II to the Offer to Purchase attached as Exhibit (a)(1)).

(a)(3)            Acknowledgement and Agreement, dated December 3, 2003.
                  (Previously filed)

(a)(4) Letter, dated December 3, 2003, from AIMCO Properties to the limited partners of McCombs Realty Partners. (Previously filed)

(a)(5)            Annual Report of AIMCO Properties for the year ended December
                  31, 2002 filed on Form 10-K on March 25, 2003 is incorporated herein by reference.

(a)(6)            Quarterly Report of AIMCO Properties for the quarter ended
                  September 30, 2003 filed with the Commission on Form 10-Q on
                  November 14, 2003 is incorporated herein by reference.

(a)(7) Amended and Restated Offer to Purchase limited partnership units of McCombs Realty Partners, dated December 17, 2003.
                  (Previously filed)

(a)(8) Amended and Restated Letter of Transmittal and related instructions, dated December 17, 2003 (included as Annex II to the Offer to Purchase attached as Exhibit (a)(7)).

(a)(9)            Amended and Restated Acknowledgement and Agreement, dated
                  December 17, 2003. (Previously filed)

(a)(10) Letter, dated December 17, 2003, from AIMCO Properties to the limited partners of McCombs Realty Partners. (Previously filed)

(a)(11) Letter, dated January 15, 2004, from AIMCO Properties to the limited partners of McCombs Realty Partners. (Previously filed)

(a)(12)           Press Release of January 30, 2004. (Previously filed)

(a)(13)           Press Release of February 13, 2004.

(b)(1)            Fifth Amended and Restated Credit Agreement, dated as of
                  February 14, 2003, by and among AIMCO, AIMCO Properties,
                  AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of
                  America, N.A., and each lender from time to time party thereto
                  (Exhibit 10.35.2 to AIMCO's


                  Annual Report on Form 10-K for the fiscal year ended December
                  31, 2002 is incorporated herein by reference).

(b)(2)            Form of First Amendment to Fifth Amended and Restated Credit
                  Agreement, dated as of May 9, 2003, by and among Apartment
                  Investment and Management Company, AIMCO Properties, L.P.,
                  AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of
                  America, N.A. and the Lenders listed therein (Exhibit 10.1 to Aimco's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 is incorporated herein by this reference).

(b)(3)            Form of Third Amendment to Fifth Amended and Restated Credit
                  Agreement, dated as of September 30, 2003, by and among Apartment Investment and Management Company, AIMCO Properties,
                  L.P., AIMCO/Bethesda Holdings, Inc., NHP Management Company,
                  Bank of America, N.A. and the Lenders listed therein (Exhibit
                  10.2 to Aimco's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 is incorporated herein by this reference).

(d)               Not applicable

(g)               None.

(h)               None.